UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)

Amir Heshmatpour
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212
 (310) 492-9898
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
AFH Holding & Advisory, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... Delaware..

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,372,250

	8.	Shared Voting Power

	9.	Sole Dispositive Power............ 2,372,250.................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,372,250…………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............9.73%.(1)............................

14.	Type of Reporting Person (See Instructions) .......OO...........................................................................................................................................
(1) Based on 24,381,667 shares of common stock outstanding as of November 7, 2011.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Amir F. Heshmatpour

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............OO.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... United States of America...........................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,521,049 (1).......................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 2,521,049 (1)................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,521,049 (1)………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............10.34%.(2)............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

(1)
Represents 2,372,250 shares of common stock owned by AFH Holding & Advisory, LLC (“AFH”) and 148,799 shares of common stock owned by Griffin Ventures, Ltd (“Griffin”). Mr. Heshmatpour is the sole owner of AFH and Griffin and has sole voting and investment control over the securities owned of record by AFH and Griffin. Therefore, he may be deemed a beneficial owner of the 2,372,250 shares of common stock owned by AFH and the 148,799 shares of common stock owned by Griffin.

(2)	Based on 24,381,667 shares of common stock outstanding as of November 7, 2011.

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Griffin Ventures, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).............OO.........................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... Nevada...........................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 148,799.......................................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power............ 148,799................................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 148,799………………….......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............0.61%.(1)............................

14.	Type of Reporting Person (See Instructions) .......OO...........................................................................................................................................

(1)	Based on 24,381,667 shares of common stock outstanding as of November 7, 2011.

Item 1.  Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.001 per share (the “Common Stock”) of Emmaus Life Sciences, Inc., whose principal executive offices is located at 20725 S. Western Avenue, Suite 136, Torrance, CA 90501 (the “Issuer”).

Item 2. Identity and Background.

(a) The names of the reporting persons are Amir F. Heshmatpour, AFH Holding & Advisory, LLC (“AFH”) and Griffin Ventures, LTD (“Griffin”) (the “Reporting Persons”).

(b) The business address of the Reporting Persons is 9595 Wilshire Blvd, Beverly Hills, CA 90212.

(c) Mr. Heshmatpour is a director of the Issuer and is the sole owner of AFH and Griffin.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Heshmatpour is a citizen of the U.S.A. AFH was formed in Delaware. Griffin was formed in Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 14, 2011, Griffin sold an aggregate of 112,001 shares of Common Stock of the Issuer for the aggregate sum of $400,000 or $3.5714 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated November 14, 2011, by and between Griffin and Ali Esmaili.

On November 21, 2011, Griffin sold an aggregate of 11,200 shares of Common Stock of the Issuer for the aggregate sum of $40,000 or $3.5714 per share of Common Stock pursuant to the terms of that certain stock purchase agreement, dated November 21, 2011, by and between Griffin and Sohrab Sepehran. As of the date hereof, Griffin owns 148,799 shares of Common Stock.

Mr. Heshmatpour is the sole owner of Griffin and AFH has sole voting and investment control over the securities owned by Griffin and AFH. As of the date hereof, AFH owns 2,372,250 shares of Common Stock. Therefore, Mr. Heshmatpour may be deemed to beneficially own the 148,799 shares of Common Stock owned by Griffin and 2,372,250 shares of Common Stock owned by AFH.

Item 4.  Purpose of Transaction.

Griffin sold an aggregate of 123,201 shares of Common Stock of the Issuer for an aggregate sum of $440,000 pursuant to the terms of those certain stock purchase agreements as described in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Mr. Heshmatpour beneficially owns 2,521,049 shares of Common Stock and no shares of record, representing 10.34% of the outstanding shares of Common Stock. AFH owns of record 2,372,250 shares of Common Stock, representing 9.73% of the outstanding shares of Common Stock. Griffin owns of record 148,799 shares of Common Stock, representing 0.61% of the outstanding shares of Common Stock. Each of the amounts represented in this Item 5(a) is based upon 24,381,667 shares of Common Stock issued and outstanding as of November 7, 2011.

(b) Mr. Heshmatpour is the sole owner of Griffin and AFH and has the sole right to vote and dispose, or direct the disposition, of the 2,521,049 shares of Common Stock owned of record by Griffin and AFH.

(c) The 112,001 and 11,200 shares of Common Stock were disposed by Griffin effective November 14, 2011 and November 21, 2011, respectively.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 123,201 shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

10.1 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Ali Esmaili, dated November 14, 2011
10.2 Stock Purchase Agreement by and between Griffin Ventures, Ltd. and Sohrab Sepehran, dated November 21, 2011
99.1 Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2011

/s/Amir F. Heshmatpour
Amir F. Heshmatpour

AFH Holding & Advisory, LLC

By:	/s/Amir F. Heshmatpour
Amir F. Heshmatpour
Managing Director

Griffin Ventures, Ltd.

By:	/s/Amir F. Heshmatpour
Amir F. Heshmatpour
President